UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JWC Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

46634Y201

(CUSIP Number)

John W. Childs
c/o JWC Acquisition, LLC
Bay Colony Corporate Center – North Entrance
1000 Winter Street – Suite 4300
Waltham, MA 02451
 (617) 753-1100

Copy to:

Bernard S. Kramer, Esq.
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois  60606-5096
312-372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2012

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46634Y201
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Childs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 1 to Schedule 13D amends, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed with the Securities and Exchange commission by John W. Childs on March 14, 2011.  Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 1 is being filed to update the reporting person’s address and reflect disposition of his entire holdings.  Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by John W. Childs in the Schedule 13D.

Item 2.                      Identity and Background.

 (b) Residence or Business Address:

The Reporting Person’s business address is c/o JWC Acquisition, LLC, Bay Colony Corporate Center – North Entrance, 1000 Winter Street – Suite 4300, Waltham, MA 02451

Item 3.                      Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.                      Purpose of Transaction.

On August 21, 2012, pursuant to the Contribution and Merger Agreement among JWC Acquisition Corp., The Tile Shop, LLC, and its members, Nabron International, Inc., Tile Shop Holdings, Inc., and Tile Shop Merger Sub, Inc. entered into on June 27, 2012, the Reporting Person exchanged 662,329 share of Common Stock for an equal number of shares of Tile Shop Holdings, Inc. and exchanged warrants to purchase 2,450,264 shares of Common Stock for warrants to purchase an equal number of shares of Tile Shop Holdings, Inc.  On the same date he sold warrants to purchases 2,128,582 shares for $0.7655 per warrant.

Item 5.                      Interests in Securities of the Issuer.

(a) and (b)                      The information contained on the cover page to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c)           The Reporting Person has not engaged in any transaction during the past 60 days involving shares of Common Stock, except, as described in Item 4 and the following: on August 15, 2012, the Reporting Person acquired 196,387 shares of the Issuer’s Common Stock for $10 per share.

(d)           None

(e)           The Reporting Person ceased to be a holder of 5% or more of the Issuer’s securities on August 21, 2012.

Item 6.                      Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.                      Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.
Contribution and Merger Agreement among JWC Acquisition Corp., The Tile Shop, LLC, and its members, Nabron International, Inc., Tile Shop Holdings, Inc., and Tile Shop Merger Sub, Inc. entered into on June 27, 2012, incorporated by reference from Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2012.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2012

John W. Childs

By:  /s/ Bernard S. Kramer
    Bernard S. Kramer
    Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.
Contribution and Merger Agreement among JWC Acquisition Corp., The Tile Shop, LLC, and its members, Nabron International, Inc., Tile Shop Holdings, Inc., and Tile Shop Merger Sub, Inc. entered into on June 27, 2012, incorporated by reference from Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2012.